UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: June 2, 2022

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Commission File Number 001-37593

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Borqs Technologies Inc. (the “Company”) has signed agreements with institutional and individual investors on May 25, 2022, for the sale of $16,000,000 in secured convertible notes. The notes are due in two years, have an annual interest rate of 10% and are convertible into ordinary shares at 90% of the closing bid price on the day of closing, or 90% of the closing bid price of the ordinary shares on the date that such shares are first eligible to be sold, assigned or transferred under Rule 144 or Regulation S, as applicable, whichever is lower but in no event at less than $0.10 per ordinary share. The Company also issued warrants to purchase an aggregate of 96,793,708 ordinary shares at an exercise price of $0.2090 per share, subject to adjustment as set forth therein. The Company issued the notes and warrants on May 25, 2022.

The sale of securities were issued in reliance upon exemptions from securities registration under Rule 506 of Regulation D and Rules 903 and 904 afforded by Regulation S as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The foregoing description of the purchase agreements, notes and warrants is qualified in its entirety by the forms of Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, and Exhibit 10.6, each of which is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-257470) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Regulation D Securities Purchase Agreement
10.2	Form of Regulation D Senior Convertible Promissory Note
10.3	Form of Regulation D Warrant
10.4	Form of Regulation S Securities Purchase Agreement
10.5	Form of Regulation S Senior Convertible Promissory Note
10.6	Form of Regulation S Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: June 2, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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